Aspire Biopharma Holdings, Inc.

194 Candelaro Drive, #233

Humacao, PR 00791

Tel: (908) 987-3002

April 18, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Tyler Howes

Re: Aspire Biopharma Holdings, Inc. Registration Statement on Form S-1 File No. 333-286444

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time on April 21, 2025, or as soon thereafter as practicable.

Please contact Chance P. Moore, Esq. of Sichenzia Ross Ference Carmel LLP at (914) 355-8364, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Aspire Biopharma Holdings, Inc.

By:	/s/ Ernest Scheidemann
Ernest Scheidemann
Chief Financial Officer